Maurice Blanco Hillary A. Coleman maurice.blanco@davispolk.com hillary.coleman@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

December 8, 2023

Re:	Auna S.A. Draft Registration Statement on Form F-1 Submitted October 30, 2023 CIK No. 0001799207

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jessica Ansart
Katherine Bagley

Dear Ms. Ansart and Ms. Bagley:

On behalf of our client, Auna S.A. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated November 27, 2023 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is submitting it together with this response letter. The revised Draft Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Draft Registration Statement where the revised language addressing a particular comment appears.

Draft Registration Statement on Form F-1 submitted October 30, 2023

Cover page

1.	We note your disclosure here that following the completion of the offering, Enfoca, your controlling shareholder, will maintain significant ownership of the company and voting power. If true, disclose on the cover page, in the prospectus summary and elsewhere as appropriate, that you will be a “controlled company” under exchange listing rules after the offering, describe the corporate governance exemptions available to you and whether you plan to rely on such exemptions, and include a risk factor regarding the risks to investors of being a controlled company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 18, 156 and 157 of the revised Draft Registration Statement to specify that

U.S. Securities and Exchange Commission	2	December 8, 2023

the Company will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange (the “NYSE”) and to describe the corporate governance exemptions available to the Company as a result thereof and whether it plans to rely on such exemptions. In addition, the Company has revised the disclosure on pages 52 and 53 of the revised Draft Registration Statement to include the risks to investors related to the Company being a “controlled company.”

2.	Please revise your cover page to disclose, as you do on page 19, that because the class A shares are non-voting, investors in this offering will not vote on, among other matters, the election and removal of directors and fixing of director’s compensation; your issuance of debt securities; amendments to your articles of association; the sale, in a single transaction, of assets with a value exceeding 50% of your share capital; the merger, spinoff, division, reorganization, transformation or dissolution of the Company; special investigations and audits; and the issuance of dividends.

Response: The Company advises the Staff that it intends to amend the Company’s existing articles of association in connection with the initial public offering, and in connection therewith, it expects class A shares to be low-vote shares and class B shares to be high-vote shares. Accordingly, the Company has revised the disclosure on the cover page and pages 20, 50, 51, 164, 165 and 167 of the revised Draft Registration Statement.

3.	We note that you intend to apply to list your Class A ordinary shares on the NYSE. Please revise the disclosure on the cover page to clarify whether the offering is contingent upon final approval of your NYSE listing. Please ensure that the disclosure is consistent with your underwriting agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the revised Draft Registration Statement to clarify that the offer is contingent upon final approval of the Company’s NYSE listing.

Summary, page 1

4.	Please revise your disclosure here at the outset of the summary to include a brief description of the products and services you provide and the primary markets you serve.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 62 and 114 of the revised Draft Registration Statement to add that the Company “operate[s] hospitals and clinics in Mexico, Peru and Colombia, provide[s] prepaid healthcare plans in Peru and provide[s] dental and vision plans in Mexico.”

5.	The disclosure in the summary should be a balanced presentation of your business. Please balance the description of “The Auna Way,” your competitive strengths and key strategies with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, revise your disclosure to also discuss challenges related to integrating businesses you have recently acquired or will acquire, such as increased costs, building and maintaining your brand’s reputation and your substantial indebtedness.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 to 15, 62, 63 and 114 to 134 of the revised Draft Registration Statement to balance the description of “The Auna Way” and the Company’s competitive strengths and key strategies with the challenges, risks and limitations the Company faces, including those related to integrating

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acquired businesses, building and maintaining its brand’s reputation and the Company’s substantial indebtedness.

6.	We note your disclosure here and throughout your filing that you have grown and expect to continue to grow your operations through organic and inorganic growth. We also note your disclosure on page 61 that, since 2019, you have completed seven acquisitions. Please revise your disclosure as appropriate to clarify whether your historical growth has been attributable primarily to these acquisitions, or the organic growth of your operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 64, 117 and 130 of the revised Draft Registration Statement to clarify that “a substantial majority of [its] revenue growth since 2019 is attributable to acquisitions.”

The Auna Way, page 1

7.	Please address the following issues related to the description of your business throughout your prospectus summary:

•	We note your disclosure that “[y]our focus lies in providing access to high-quality healthcare, incentivizing prevention and concentrating on some of the high complexity diseases that contribute the most to healthcare expenditures.” Please revise to clarify how your business model incentivizes prevention. Please also define at first use the term “high-complexity diseases.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 62 and 114 of the revised Draft Registration Statement to specify how its business “prioritizes” prevention, including by offering certain plans focused on prevention and covering preventative services. In addition, the Company has revised the disclosure on pages 1, 62, 114, 121 and 123 of the revised Draft Registration Statement to clarify that the term “high-complexity diseases” includes diseases related to oncology, traumatology and orthopedics, cardiology and neurological surgical procedures.

•	You state here as well as on pages 60 and 109 that you “focus on sustainable, deliberate and congruent growth.” Please expand your disclosure to discuss how your growth model has been “sustainable, deliberate and congruent,” including how you define each of these terms.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 63, 114, 115 and 117 of the revised Draft Registration Statement to delete the references to “sustainable” and “congruent” growth and include additional disclosure relating to the Company’s “deliberate” growth, including how its “land, expand and integrate” strategy focuses on deliberate growth.

•	You state here and throughout the registration statement that you provide “affordable healthcare plans” and that your plans in Peru are “moderately priced and innovative plans.” Please revise your disclosure to clarify the meaning of your statements that your plans are “affordable” and “moderately priced,” including a detailed discussion of the pricing of your plans and why they are considered innovative.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 115 of the revised Draft Registration Statement to delete the references to the Company’s plans being “affordable” and specify that the

U.S. Securities and Exchange Commission	4	December 8, 2023

monthly costs of the Company’s mono-risk oncology plans start “as low as S/33.0 per month, which is generally within reach of the vast majority of Peruvian based on average income.”

•	We note your disclosure on page 3 that you offer a vertically integrated portfolio of “mono-risk” plans and selected general healthcare plans. Please revise to clearly define “mono-risk” plans and to explain the principal differences between a mono-risk plan and a general healthcare plan.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 115 of the revised Draft Registration Statement, to clarify that mono-risk plans are those focused on a single disease, while general healthcare plans cover a range of healthcare needs.

•	We note your disclosure on page 3 that “almost all of [y]our patients with an Auna health plan also utilize the Auna healthcare network in Peru and [you] believe this contributes to the resulting outstanding medical outcomes, patient experiences, and disciplined cost controls.” Please revise your disclosure to discuss the basis for your belief that patients with an Auna health plan who also use the Auna network have outstanding outcomes, experiences and lower costs. Define what is meant by “outstanding,” and clarify how you determine that these patients have “lower costs.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 116 of the revised Draft Registration Statement to clarify that the Company believes it delivers “outstanding medical outcomes” by focusing on prevention, early detection and treatment as demonstrated by its 5-year survival rate for its oncology plans, “which is above the national average in both the U.S. and England.” In addition, the Company has revised the disclosure on pages 3 and 116 of the revised Draft Registration Statement to clarify that it believes it has “a differentiated ability to manage costs” for the Company itself as a result of 96% of its costs related to treatments and prevention being incurred within its own healthcare facilities.

•	Please revise your disclosure to clarify the significance of your Auna Mexico hospitals operating the only two cyclotrons available in northern Mexico at present.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 130 of the revised Draft Registration Statement to clarify that having two cyclotrons allows the Company “to provide more advanced treatments in oncology and other specialties” and “attract patients from other facilities in need of advanced care.”

8.	We note your statements here and throughout the prospectus discussing your leadership in your field and the competitive position of your products and services. For example, you state that:

•	you provide “cutting-edge services” and deliver “excellent patient outcomes.”

•	the Auna Way is, in part, your approach to “achieving sustainable competitive advantages.”

•	your “high patient satisfaction and robust patient demand, [results in] positioning Auna as one of the premier healthcare providers in our market.”

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•	you “have established Auna as a leading provider of cancer management in SSLA.”

•	you acquired Promotora Médica Las Américas S.A., “one of Colombia’s leading healthcare providers” and Instituto de Cancerología, “one of Colombia’s leading and largest private oncology hospitals.”

•	you acquired Dentegra, “a leading dental and visual insurer.”

•	you provide “first-class patient outcomes and experiences.”

Please revise your disclosure here and throughout the registration statement to provide the basis for any statements, including any relevant metrics, regarding your competitive position and comparisons between your products and services and those of your competitors. Refer to Item 4.B.7. of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 4, 8, 62, 63, 114, 115, 117, 120 and 128 of the revised Draft Registration Statement to specify the basis for statements made about its competitive positions, including to differentiate its products and services from those of its competitors.

Our History, page 3

9.	We note your disclosure on page 5 discussing your revenues, profit, and EBITDA for the relevant interim financial period presented in your filing. Please revise your disclosure here to also discuss your indebtedness and negative working capital.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the revised Draft Registration Statement to discuss the Company’s indebtedness and negative working capital.

Our Competitive Strengths, page 7

10.	Please address the following related to your disclosure about your competition:

•	Please revise your disclosure on page 8 and 124 to explain how providers in your healthcare network access “are incentivized to follow the same protocol of standardized services.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 131 of the revised Draft Registration Statement to remove the statement that its providers are “incentivized to follow the same protocol of standardized services” and clarify that the Company has “established a variety of standardized protocols for treating particular diseases based on internationally recognized standards and medical practices.”

•	We note your statement on page 9 that you have “active expansion plans in progress.” Please revise your disclosure here as well as in your Business section to discuss more specifically your active expansion plans currently in progress.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 132 of the revised Draft Registration Statement to delete the reference to “active expansion plans in progress” and clarify that it “routinely

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evaluate[s] acquisition and investment opportunities that are aligned with [its] strategic goals.”

•	We note your statement on page 10 that you believe your historical gross margin places you among the most profitable healthcare network operators in South America “based on gross margins published by other publicly traded healthcare companies in South America.” Please revise to identify these publicly traded competitors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 131 of the revised Draft Registration Statement to identify the other publicly traded healthcare companies in South America as Diagnósticos da America, Hapvida Grupo Notre Dame Intermedica and Rede D’or.

Our Future, page 11

11.	We note your disclosure on pages 11 and 115 that you plan to use Dentegra as a platform to roll out general and specialized healthcare plans in Mexico, including oncological plans. We also note your disclosure on page 3 that Dentegra is a “small insurance platform previously owned by Delta Dental that provides dental and vision plans.” Please revise your disclosure here and in your Business section to address specific challenges you may face growing this small platform focused on providing dental and vision plans to a larger platform providing both general healthcare and specialized plans in Mexico.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 116 of the revised Draft Registration Statement to clarify that it plans to use Dentegra as a platform to roll out healthcare plans in Mexico mainly through Dentegra’s insurance license supported by the corresponding commercial capabilities it uses in Peru and a commercial team dedicated to healthcare plans in Mexico.

Corporate Structure, page 14

12.	Please revise your diagram or the related, narrative disclosure to identify the parties holding the remaining percentage of the entities of which you do not own 100%. Make conforming changes to your disclosure on page 114.

Response: In response to the Staff’s comment, the Company has added a footnote to the diagram on pages 15 and 119 of the revised Draft Registration Statement to identify Heredia Investments as the party holding 21% of Auna Salud S.A.C.

Risk Factors

Our revenues and results of operations are affected by . . ., page 32

13.	We note your disclosure that “a portion” of your revenue in your Healthcare Services in Mexico segment is derived from fees charged at your facilities by unaffiliated physicians. Please revise your disclosure to provide an estimate of this portion of revenue, if material. As a related matter, we note your disclosure on page 34 that “a portion” of your income in your Healthcare Services in Mexico segment consists of rental income received from tenants to whom you lease medical office space to at your properties. Please disclose an estimate of this portion of you income, if material.

U.S. Securities and Exchange Commission	7	December 8, 2023

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 32 and 34 of the revised Draft Registration Statement to specify that (i) “substantially all” of the Company’s revenue in its Healthcare Services in Mexico segment is derived from fees charged for healthcare services provided at the Company’s facilities by unaffiliated physicians and (ii) the amount of income in the Healthcare Services in Mexico segment for the nine-month period ended September 30, 2023 that consists of rental income received from tenants to whom the Company leases medical office space to at its properties.

We are a holding company and all of our operations are conducted through our subsidiaries . . .,page 39

14.	We note your disclosure that your Mexican, Peruvian and Colombian subsidiaries must maintain mandatory legal reserves, certain of your Peruvian and Mexican subsidiaries must maintain minimum capital requirements, and your Colombian subsidiaries must maintain certain capital allocations. Please revise your disclosure to provide additional detail describing these required legal reserves, minimum capital requirements, and capital allocations. Quantify the relevant requirements, where appropriate. Please also disclose whether and to what extent your subsidiaries can currently distribute cash to you, based on the above requirements. As a related matter, please briefly describe or provide a cross reference to the restrictions related to your existing indebtedness that limit or prohibit your subsidiaries from paying dividends, making other distributions, and making loans to you.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 39 and 40 of the revised Draft Registration Statement to include a description of the various legal and contractual requirements applicable to its subsidiaries in Mexico, Peru and Colombia in connection with their payment of distributions to the Company, including their compliance therewith.

Following the completion of the offering, Enfoca . . ., page 49

15.	You disclose that certain of your officers and a majority of your directors may be employed by or otherwise affiliated with Enfoca. Please revise your disclosure to identify each of your officers and directors that are currently employed by or affiliated with Enfoca.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the revised Draft Registration Statement to identify each of the Company’s officers and directors that are currently employed by or otherwise affiliated with Enfoca.

The disparity in the voting rights between the classes of our shares may have a potential adverse effect on the value of the class A shares, page 50

16.	Please revise this risk factor to also disclose that the dual-class shares may have antitakeover effects preventing a change in control transaction that Class A shareholders might consider in their best interest. In addition, please disclose that future issuances of Class B ordinary shares may be dilutive to holders of Class A ordinary shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 51 the revised Draft Registration Statement to add a new risk factor titled “The dual class structure of our shares has the effect of concentrating voting control with Enfoca or its shareholders and limiting our other shareholders’ ability to influence corporate matters” which specifies that dual class structure of the Company’s shares may discourage transactions

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involving a change of control of the Company including transactions in which holders of class A shares might otherwise have received a premium. In addition, the Company has revised the disclosure on page 51 the revised Draft Registration Statement to disclose that future issuances of class B shares may be dilutive to holders of class A shares.

Use of Proceeds, page 53

17.	We note your disclosure that you intend to use the net proceeds from the offering for general corporate purposes. Please revise to more specifically identify the principal intended uses of the net proceeds and provide the estimated amounts you intend to allocate to each identified purpose. If any material part of the proceeds is to be used to pay indebtedness, please disclose the same and provide the information required by Item 3.C.4. of Form 20-F. If any material portion of the proceeds will be used to finance acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. If you do not have a current, specific plan for the proceeds of this offering, please state this explicitly and discuss the principal reasons for the offering. Refer to Item 3.C of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages ii, 55 and 160 of the revised Draft Registration Statement to specify that the intended use of the net proceeds is to pay Heredia Investments for its 21.2% interest in Auna Salud S.A.C. and the remainder to repay certain indebtedness and for other general corporate purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

18.	We note your disclosure in a risk factor on page 37 that your ability to roll out new and innovative products and services depends, in part, on “significant investments in research and development.” We also note your disclosure on page and page 125 that you “rely on Auna Ideas, which is [y]our biomedical and innovation engine.” Please revise this section of your registration statement to provide a description of the company’s research and development policies for the last three years. Refer to Item 5.C of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the revised Draft Registration Statement to clarify that its ability to roll out new and innovative products and services depends, in part, on “product development.” In addition, the Company has revised the disclosure on page 81 of the revised Draft Registration Statement to specify that it does not have formal research and development policies but is increasingly able to rely on Auna Ideas as complemented by the research capabilities of its oncology-focused hospitals in Colombia.

Factors Affecting Our Results of Operations, page 60

19.	Please briefly disclose how you calculate “rate of utilization.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the revised Draft Registration Statement to disclose how rate of utilization is calculated.

Credit Agreements

Scotiabank Peru, page 76

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20.	We note your disclosure here that “the Chiclayo Hospital Financing Agreement contains consent requirements for certain transactions.” Please clarify whether an equity offering, including this initial public offering, would require consent from Scotiabank Perú and whether you have already obtained this consent.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the revised Draft Registration Statement to clarify that an equity offering does not require consent under the Chiclayo Hospital Financing Agreement.

Senior Secured Notes due 2028, page 76

21.	We note that you issued US$505.0 million aggregate principal amount of Senior Secured Notes due 2028 and that these notes are subject to mandatory redemption under certain circumstances, including if you undertake an equity offering. Please clarify whether this initial public offering will trigger a mandatory redemption of your notes. To the extent that a mandatory redemption will be triggered, please revise your disclosure throughout the registration statement, including on your cover page, in your summary, in the risk factors, and in the use of proceeds, as appropriate, to discuss the impact of this mandatory redemption and any related risks to investors.

Response: In response to the Staff’s comment, the Company advises the Staff that it is currently undergoing a financing transaction pursuant to which the senior secured notes due 2028 will be repaid in full. Accordingly, the Company has revised the disclosure on pages 79 and 80 of the revised Draft Registration Statement to describe the Company’s indebtedness expected to be outstanding at the time of its initial public offering.

22.	We note that both your senior secured notes due 2028 and your senior notes due 2025 contain negative covenants and events of default. Please revise your disclosure here to discuss in greater detail these negative covenants and events of default. Please also revise your risk factors to include a discussion of risks related to your notes due 2028 and 2025, including the financial covenants, negative covenants and events of default.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the revised Draft Registration Statement with respect to the senior notes due 2025. As described above, the Company expects that the senior secured notes due 2028 will be repaid in full in the coming weeks and has revised the disclosure on page 79 of the revised Draft Registration Statement to describe the Company’s indebtedness expected to be outstanding at the time of its initial public offering.

Trends, page 77

23.	We note your disclosure that your expansions have, in certain cases, “resulted in temporary increases in costs.” Please revise your disclosure to expand your discussion of the increased costs you have experienced with your past acquisitions, including a discussion as to whether you expect to incur similar increased costs with future expansion plans.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the revised Draft Registration Statement to specify that temporary increases in costs related to expansions include “integration costs to bring acquired operations up to [its] standards and costs related to the ramp-up of expanded facilities” and that it expects any future expansions to result in temporary increases in similar costs.

U.S. Securities and Exchange Commission	10	December 8, 2023

24.	We note that, throughout the discussion of your results of operations, you refer to changes in line items due to circumstances related to COVID-19 or the “normalization of the level of activity in the healthcare sector” after the COVID-19 pandemic. Please revise your disclosure to discuss any current or potential trends related to COVID-19, if material.

Response: In response to the Staff’s comment, the Company advises the Staff that it does not believe there are any current or potential trends related to COVID-19 that are material to its business.

Business, page 109

25.	Please revise your Business section to include a description of the seasonality, if any, of the company’s main business. Refer to Item 4.B.3 of Form 20-F.

Response: In response to the Staff’s comment, the Company advises the Staff that it does not believe there is any seasonality that is material to its main business.

Our Products and Services, page 114

26.	We note your disclosure throughout this section, related to certain of your plans, that plans “differ” based on a plan member’s age, and providing an average age for your plan members. Please revise your disclosure to clarify how these plans differ by age, including whether they increase or decrease with age, and how you expect the variation in pricing to affect your business and operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 124 and 126 of the revised Draft Registration Statement to clarify that monthly fees increase with a plan member’s age.

Auna Mexico, page 114

27.	You disclose that you have identified a total addressable market of more than 14.4 million potential members for oncological plans. Please revise to provide the definition of total addressable market and explain how the 14.4 million was calculated.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 132 of the revised Draft Registration Statement to specify that the total addressable market of more than 14 million is for the Company’s oncology plans in Mexico and how such total addressable market was calculated.

Oncosalud Peru, page 118

28.	We note your disclosure discussing the cancer survival rates of the cohort of patients diagnosed between 2016 and 2021. Please revise your disclosure to clarify how you calculated cancer survival rates, including the year in which you calculated these survival rates for patients in the 2016 through 2021 cohort. Please also define “the cohort of patients diagnosed between 2016 and 2021.” In addition, you compare this survival rate to various survival rates between 2007 and 2013 in the U.S. and U.K. Please clarify how these statistics are comparable, given that they are from different years and ranges of years and in different geographic locations. Finally, please clarify the significance of maintaining MLR levels in your healthcare plans at around 51.2% as of December 31, 2022, while accomplishing certain cancer survival rates for patients diagnosed between 2016 and 2021.

U.S. Securities and Exchange Commission	11	December 8, 2023

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 124 of the revised Draft Registration Statement to clarify how the Company calculates cancer survival rates and delete the reference to MLR levels.

Suppliers, page 130

29.	We note your disclosure here and in a risk factor on page 36 that you rely on a limited number of suppliers of medical equipment and supplies needed to provide your medical services. To the extent your business depends on contracts with any of your suppliers, please revise to discuss the material terms of those contracts and file the contracts as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company advises the Staff that its business does not depend on contracts with any of its suppliers.

Management, page 148

30.	Please revise your disclosure to discuss any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to in this section was selected as a director or member of senior management. Refer to Item 6.A.5 of Form 20-F.

Response: In response to the Staff’s comment, the Company advises the Staff that there is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any directors or officers named in the Draft Registration Statement were selected as a director or member of senior management.

31.	For each member of your board of directors, please revise to include the date of expiration of the current term of office, if applicable, and the period during which the person has served in that office. Refer to Item 6.C.1 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 153 of the revised Draft Registration Statement to include the date of expiration of the current term of office of each member of its board of directors. In addition, the Company respectfully advises the Staff that the year each member began serving on its board of directors is disclosed within such member’s biographical description.

Related Party Transactions

Registration Rights Agreement, page 155

32.	We note that upon consummation of this offering, you will enter into a registration rights agreement with certain of your shareholders, including your controlling shareholder, Enfoca. We further note that pursuant to such agreement, “Enfoca may require that [you] register for public resale under the Securities Act all ordinary shares constituting registrable securities that they request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least US$20 million or represent all of the remaining registrable securities held by Enfoca or that would be owned upon conversion of all of the class B shares held by Enfoca.” Please revise your risk factors sections to disclose the risk to investors related to this registration rights agreement, including that future sales thereunder may depress the share price and include the earliest dates and the maximum number of shares that the company may be required to register.

U.S. Securities and Exchange Commission	12	December 8, 2023

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the revised Draft Registration Statement to disclose the risks to investors related to the registration rights agreement.

Description of Our Share Capital

Conversion, page 161

33.	We note your disclosure here that “[e]ach class B share that is not subject to a pledge or security interest is convertible into one class A share automatically upon any transfer that is not first determined by the board of directors to be a permitted transfer in accordance with the Company’s articles of association.” Please revise to explain what type of transfer constitutes a permitted transfer in accordance with your articles of association.

Response: The Company advises the Staff that, as noted above, it expects to amend its existing articles of association in connection with the initial public offering, including its capital structure. The Company advises the Staff that it will revise the Draft Registration Statement to describe what constitutes a permitted transfer under the terms of its articles of association to be effective upon completion of the initial public offering in a future filing.

Taxation

Luxembourg Tax Considerations, page 176

34.	It appears you intend to file a tax opinion regarding certain Luxembourg tax matters as Exhibit 8.2. If you intend to file a short-form tax opinion, please revise this section to state clearly where the disclosure is the opinion of named counsel, and to ensure that the disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. If there is uncertainty regarding the tax treatment of the transactions, counsel may (1) issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty and (2) explain why it cannot give a firm opinion. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19.

Response: The Company advises the Staff that it intends to file a short-form tax opinion. In response to the Staff’s comment, the Company has revised the disclosure on page 182 of the revised Draft Registration Statement to specify that the disclosure is the opinion of named counsel and identify and articulate the opinion being rendered with respect to each material tax consequence being opined upon.

Condensed Consolidated Interim Financial Statements

4. Trade Accounts Receivable, page F-13

35.	We note your weighted-average loss rate for corporate customers at June 30, 2023 ranged from 0.25% to 38.66%. For each of these categories of current and past due amounts at June 30, 2023 for corporate customers, please tell us the amount of receivables that were subsequently collected in cash and the amount of any receivables that were subsequently impaired, as of a date in proximity to your response to this comment. Please also explain to us the reason underlying any significant amounts of June 30, 2023 corporate customers accounts receivable that remain uncollected.

U.S. Securities and Exchange Commission	13	December 8, 2023

Response: The Company acknowledges the Staff’s comment and has provided a rollforward of the categories of current and past due receivables from June 30, 2023 to-date, which provides the cash collected subsequently and disclosing that no outstanding receivables as of such date have been subsequently impaired.

As of the date of this response letter, net amounts outstanding of our receivables represent 37% of the net account receivable as of June 30, 2023, which amounts to S/ 258,419 thousand and is comprised of S/ 62,352 thousand for Peru, S/ 191,103 thousand for Colombia and S/ 4,964 thousand for Mexico.

The S/ 258,419 thousand of receivables pending collection correspond to healthcare services provided to insured patients and are in the final stages of the administrative collection process, which is customary for our business given the nature of our relationships with the insurance providers. Additionally, the average collection times are consistent with the average collection times in the countries where we operate.

We have not identified any impairment indicators as it relates to the S/ 258,419 thousand of receivables pending collection as of the date of this response.

General

36.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company will provide the Staff, under separate cover, with a copy of all written communications, as defined in Rule 405 under the Securities Act, that the Company presents to potential investors in reliance on Section 5(d) of the Securities Act on a confidential, supplemental basis.

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Please do not hesitate to contact me at 212-450-4086 or maurice.blanco@davispolk.com or Hillary A. Coleman at 212-450-4733 or hillary.coleman@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

U.S. Securities and Exchange Commission	14	December 8, 2023

Sincerely

/s/ Maurice Blanco

Maurice Blanco

cc:	Gisele Remy, Chief Financial Officer

Auna S.A.